

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 3, 2007

Mr. Guy Elliott
Finance Director
Rio Tinto plc & Rio Tinto Limited
6 St James's Square
London, SW1Y 4LD, England

> **Re: Rio Tinto plc & Rio Tinto Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 23, 2006**
> **Response Letter Dated March 30, 2007**
> **File No. 1-10533 & 0-20122**

Dear Mr. Elliott:

   We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Rio Tinto PLC – Rio Tinto Limited

General

1.   Pleased be advised that we are continuing to consider your responses to our prior comment numbers eight and nine in our letter dated December 29, 2006. We may have further comments regarding these matters.

Financial Statements

Cash Flow Statement for the Year Ended 31 December 2005, page A-4

2.	We note your response to our prior comment number two contained in our letter dated March 7, 2007, and we remain unable to agree with your conclusion. As indicated in our previous comment, we believe that costs incurred that are expensed as incurred which enter into the determination of profit or loss should be reflected as operating cash flows in accordance with paragraph 14 of IAS 7. Please modify your presentation accordingly.

3.	We note your statement in your response that "a significant proportion of the [exploration] costs are charged to the income statement as incurred." Please tell us the following regarding exploration costs:

- The amount of exploration costs that have not been charged to the income statement as incurred for each of the last three years under IFRS and US GAAP.

- The nature of the exploration costs that are not charged to the income statement as incurred under IFRS and US GAAP

- Your accounting policy for these costs under IFRS and US GAAP.

- Please indicate whether or not the status of your mine project (exploration, development, production) determines whether or not costs are considered exploration costs. We note your response to prior comment eight.

- Please tell us the amount of exploration costs incurred under U.S. GAAP for mine projects that are in either the development or production stage.

We note your accounting policy on page A-14 and we may have further comment.

Note 1 – Principal Accounting Policies

(h) Deferred Stripping, page A-15

4.	With regard to our prior comment six in our letter dated December 29, 2006, please tell us how you define a mine under U.S GAAP and IFRS.

5.	Also, please tell us and disclose your accounting policy for deferred stripping when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits, for both U.S. GAAP and IFRS.

(i) Depreciation and impairment, page A-15

6.   We are continuing to consider your responses to our prior comment number seven in our letter dated December 29, 2007 and also prior comment number three in our letter dated March 7, 2007, regarding the use of JORC resources in depreciation calculations. We may have further comments regarding this matter.

7.   In your response to our prior comment number three, we note your statement that the JORC resources estimates are expressed as in-situ tons. Please explain why these in-situ tons should not be adjusted for mining and processing losses to arrive at an estimate of recoverable tons.

8.   Please explain why detailed feasibility studies are required to advance JORC resources to reserves in the large long-life Hamersley and Robe mines, given the proximity to existing mining activities and production and processing infrastructure.

9.   Please explain why you believe it is more likely than not that future economic benefits will flow to the company relating to these resources. It appears from your response that uncertainty exists as to the economic extraction and marketability of the resources.

Note 2 – Reconciliation of Net Earnings to Underlying Earnings, page A-20

10.   Please be advised that we are continuing to consider your response to our prior comment numbers four and five in our letter dated March 7, 2007. We may have further comments regarding this matter.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Guy Elliott
Rio Tinto Plc & Rio Tinto Limited
May 3, 2007
page 4

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief